Exhibit 99.2

Brookfield Infrastructure CORPORATION

REPORT OF VOTING RESULTS

Annual Meeting of Shareholders
June 24, 2025

National Instrument 51-102 – Section 11.3 (Canada)

The Annual Meeting of Shareholders of Brookfield Infrastructure Corporation (the “Corporation”) was held on Wednesday, June 24, 2025 at 9:00 a.m. (New York time) in a virtual meeting format (the “Meeting”). At the Meeting, shareholders holding 76,457,831 class A exchangeable subordinate voting shares (“Exchangeable Shares”), representing 64.23% of the Corporation’s 119,038,848 issued and outstanding Exchangeable Shares on the record date for the Meeting, and 31,909 class B multiple voting shares (“Class B Shares”), representing 100% of the Corporation’s issued and outstanding Class B Shares on the record date for the Meeting, were represented in person or by proxy.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 357,116,544 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Meeting, voting together as a single class.

Election of Directors

All of the nine nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at the Meeting. As indicated below, each director elected at the Meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	380,986,079	89.21%	46,097,942	10.79%
Malcolm Cockwell	426,768,193	99.93%	315,828	0.07%
William Cox	423,658,771	99.20%	3,425,250	0.80%
Roslyn Kelly	426,478,635	99.86%	605,387	0.14%
John Mullen	424,098,429	99.30%	2,985,592	0.70%
Suzanne Nimocks	426,296,871	99.82%	787,151	0.18%
Daniel Muñiz Quintanilla	426,307,882	99.82%	776,139	0.18%
Anne Schaumburg	425,562,417	99.64%	1,521,605	0.36%
Rajeev Vasudeva	423,664,612	99.20%	3,419,409	0.80%

Appointment of Auditors

The resolution to reappoint Deloitte LLP as the external auditor of the Corporation and to authorize the directors to set the remuneration to be paid to the external auditor was approved by the majority of both the holders of Exchangeable Shares and Class B Shares, voting together as a single class.

Votes For	%	Votes Withheld	%
433,394,066	99.96%	180,307	0.04%

Other Business

There were no other matters coming before the Meeting that required a vote by either the holders of Exchangeable Shares or Class B Shares.

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ Michael Ryan
	Name:	Michael Ryan
	Title:	General Counsel and Corporate Secretary

Dated: June 24, 2025